UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lilium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N52586109
(CUSIP Number)

Tencent Holdings Limited 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
93,504,306[1,2]

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
93,504,306[1,2]

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,504,306[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”) is a direct wholly-owned subsidiary of Tencent Mobility Limited (“Tencent Mobility”), a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”).

2
Calculation is based on (i) 375,352,865 Class A Ordinary Shares outstanding on May 1, 2023, as disclosed in the Report on Form 6-K filed by Lilium N.V. (the “Issuer”) on May 2, 2023, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

1	NAMES OF REPORTING PERSONS
Tencent Mobility Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
93,504,306[1,2]

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
93,504,306[1,2]

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,504,306[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong.  Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2
Calculation is based on (i) 375,352,865 Class A Ordinary Shares outstanding on May 1, 2023, as disclosed in the Report on Form 6-K filed by the Issuer on May 2, 2023, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

1	NAMES OF REPORTING PERSONS
Tencent Mobility (Luxembourg) S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
93,504,306[1,2]

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
93,504,306[1,2]

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,504,306[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong.  Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2
Calculation is based on (i) 375,352,865 Class A Ordinary Shares outstanding on May 1, 2023, as disclosed in the Report on Form 6-K filed by the Issuer on May 2, 2023, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on September 24, 2021, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on November 23, 2022 (the “Original Schedule 13D,” and as amended hereby, this “Schedule 13D”) and relates to the Class A Ordinary Shares, nominal value €0.12 per share (the “Class A Shares”), of Lilium N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). The address of the principal executive offices of the Issuer is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Schedule 13D shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

None.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

67,696,615 of the Class A Shares reported herein as being beneficially owned by the Reporting Persons were issued to Tencent Mobility (Luxembourg) in connection with the exchange of interests in Lilium GmbH, a German limited liability company (“Lilium”), into shares of the Issuer (the “Exchange”) upon the completion of the business combination (the “Business Combination”) on September 15, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), Lilium, the Issuer, and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly owned subsidiary of Holdco (“Merger Sub”) (as amended, the “Business Combination Agreement”). In addition, Tencent Mobility (Luxembourg) subscribed for and purchased an additional 8,500,000 Class A Shares for $85,000,000 under a Subscription Agreement entered into on March 30, 2021 (the “March 2021 Subscription Agreement”) in connection with a private placement that closed simultaneous with the Business Combination on the Closing Date (the “PIPE Financing”). The Reporting Persons provided the $85,000,000 purchase price for the private placement shares from working capital.

On November 2, 2022, in connection with a private placement (the “Second PIPE Financing”), Tencent Mobility (Luxembourg) entered into a securities purchase agreement with the Issuer, which was subsequently amended and restated on November 17, 2022 (as amended and restated, the “2022 Securities Purchase Agreement”), pursuant to which Tencent Mobility (Luxembourg) agreed to purchase, and the Issuer agreed to issue and sell, (A) 11,538,461 Class A Shares (the “Shares”) at a per share purchase price equal to $1.30 (the “Per Share Purchase Price”); and (B) a warrant to acquire 5,769,230 Class A Shares (subject to adjustment in accordance with the terms thereof) (such warrant, in substantially the form of Exhibit 7 hereto, the “2022 Warrant,” and such underlying Class A Shares, the “2022 Warrant Shares”) at a price per 2022 Warrant Share equal to the Per Share Purchase Price (subject to adjustments in accordance with the terms of the 2022 Warrant). The 2022 Warrant is exercisable on any business day prior to November 22, 2026.

On or around November 22, 2022, Tencent Mobility (Luxembourg) paid to the Issuer $14,999,999.30 in exchange for the Shares, and the Issuer issued to Tencent Mobility (Luxembourg) the 2022 Warrant.

On May 1, 2023, in connection with a capital raise for up to $250,000 by the Issuer (the “Capital Raise”), Aceville Pte. Limited, an indirect wholly owned subsidiary of Tencent (“Aceville”), entered into a securities purchase agreement with the Issuer (as amended, the “2023 Securities Purchase Agreement”), pursuant to which Aceville agreed to purchase, and the Issuer agreed to issue and sell, 184,210,526 warrants to acquire Class A Shares (subject to adjustment in accordance with the terms thereof) (such warrants, the “2023 Warrants,” and such underlying Class A Shares, the “2023 Warrant Shares”), with each such whole 2023 Warrant initially entitling the holder thereof to purchase one Class A Share at a price per 2023 Warrant Share equal to $1.00. (A) 130,000,000 of the 2023 Warrants will be exercisable on any business day upon issuance prior to the 10 year anniversary of the date on which the 2023 Warrants are issued (the “Expiration Date”); and (B) 54,210,526 of the 2023 Warrants (the “Delayed Exercise Warrants”) will be exercisable on any business day from the date on which the Issuer shall have instructed Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, that the shareholders of the Issuer have authorized the issuance of the 2023 Warrant Shares to be issued in respect of the Delayed Exercise Warrants and prior to the Expiration Date. The Expiration Date of the 2023 Warrants held by Aceville (and certain related parties) will, unless otherwise agreed by the Issuer and Aceville, automatically be extended by 5 years if the 2023 Warrants are not exercised prior to the 10 year anniversary.

At the closing of the transactions contemplated by the 2023 Securities Purchase Agreement, (A) Aceville would pre-fund $100,000,000 of the total exercise price of the 2023 Warrants to the Issuer, following which the 2023 Warrants would become exercisable at a price per 2023 Warrant Share equal to $0.4571; (B) Aceville would be obligated to pre-fund an additional $75,000,000 towards the total exercise price of the 2023 Warrants to the Issuer, contingent upon the Issuer securing $75,000,000 in additional funding from third parties, following which the 2023 Warrants would be exercisable at a price per 2023 Warrant Share equal to $0.05; and (C) the Issuer would issue to Aceville the 2023 Warrants. The 2023 Warrants will not be exercisable to the extent their exercise would result in Aceville (together with its affiliates or other similarly related persons) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Issuer’s capital immediately after giving effect to the issuance of the 2023 Warrant Shares issuable upon exercise of the 2023 Warrants, unless certain governmental approvals are obtained or not required. In addition, the 2023 Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with its affiliates or similarly related parties) beneficially owning in excess of 19.99% of either the number of or the voting power of the ordinary shares of the Issuer immediately after giving effect to the issuance of the 2023 Warrant Shares issuable upon exercise of the 2023 Warrants or if certain government approvals would be required, in each case, unless certain approvals are obtained or not required (the beneficial ownership limitations described in the foregoing sentence and this sentence are referred to herein collectively as the “Beneficial Ownership Limitations”).

The 2022 Warrant includes a provision to reduce the exercise price of the 2022 Warrant upon the Issuer’s sale of Class A Shares or securities linked to Class A Shares at an effective price below the exercise price of the 2022 Warrant. As a result, upon the issuance of the 2023 Warrants, the exercise price of the 2022 Warrant will be reduced to $1.00 per 2022 Warrant Share.

Following the execution of the 2023 Securities Purchase Agreement and consummation of the aforementioned transactions (including issuance of the 2023 Warrants), the Reporting Persons will beneficially own 93,504,306 Class A Shares, including the 2022 Warrant Shares and excluding the 2023 Warrant Shares.

The foregoing descriptions of the Business Combination Agreement, the March 2021 Subscription Agreement, the 2022 Securities Purchase Agreement, the 2022 Warrant, the 2023 Securities Purchase Agreement and the 2023 Warrants do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of the Business Combination Agreement, the March 2021 Subscription Agreement, the 2022 Securities Purchase Agreement, the 2022 Warrant, the 2023 Securities Purchase Agreement and the 2023 Warrants (the form of which is to be agreed), respectively. A copy of the March 2021 Subscription Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference in this Item 3. Copies of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference in this Item 3. Copies of the 2022 Securities Purchase Agreement and the form of the 2022 Warrant are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated by reference in this Item 3. A copy of the 2023 Securities Purchase Agreement is filed as Exhibit 9 hereto, and is incorporated by reference in this Item 3. The Issuer has indicated that a copy of the form of the 2023 Warrants will be filed with a future Form 6-K.

Item 4.	Purpose of Transaction.

The first and second paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

The information regarding the Exchange, the Business Combination, the PIPE Financing, the Second PIPE Financing and the Capital Raise set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange, the Business Combination, the PIPE Financing and the Second PIPE Financing as described in Item 3 above.

David Wallerstein is a member of the Board of Directors of the Issuer and is also Chief eXploration Officer and Senior Executive Vice President of Tencent. As disclosed in the Issuer’s Form 20-F filed on March 28, 2023, David Wallerstein is deemed to beneficially own 1,746,540 Class A Shares (including 1,515,771 Class A Shares and 230,769 Class A Shares underlying a warrant exercisable within 60 days following March 17, 2023, in each case acquired by David Wallerstein in the Second PIPE Financing). Each of the Reporting Persons expressly disclaims beneficial ownership of any of the Class A Shares beneficially owned by David Wallerstein.

Item 5.	Interest in Securities of the Issuer

The following is hereby added after the second paragraph of Item 5(a):

As a result of the Beneficial Ownership Limitations, the Reporting Persons and Aceville would not be considered to be, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the 2023 Warrant Shares, and therefore the 2023 Warrant Shares are not included in the calculations of the number and percentage of the Class A Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The fifth, sixth and seventh paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

2022 Registration Statement

Pursuant to the 2022 Securities Purchase Agreement, the Issuer has agreed to file a registration statement covering the resale of the Shares and the 2022 Warrant Shares no later than five business days following the closing of the transactions contemplated by the 2022 Securities Purchase Agreement.

2022 Shareholder Support Letter Agreement

In connection with the Second PIPE Financing, on November 17, 2022, Tencent Mobility (Luxembourg) and certain other shareholders of the Issuer entered into a shareholder support letter agreement with the Issuer (the “2022 Shareholder Support Agreement”). Pursuant to the 2022 Shareholder Support Agreement, each party to that agreement, including Tencent Mobility (Luxembourg), agreed (severally and not jointly) to (i) register for a general meeting of the Issuer to be held in connection with the Second PIPE Financing and no later than January 13, 2023 (the “2022 General Meeting”) and appear at such meeting or otherwise cause its Class A Shares and any other additional Class A Shares it might acquire prior to or on the record date for the 2022 General Meeting (together, the “2022 Covered Shares”) to be counted as present or represented thereat, (ii) vote, or cause to be voted (including through a voting proxy), at the 2022 General Meeting, all 2022 Covered Shares in favor of the designation of the Board of Directors of the Issuer to issue Class A Shares and grant rights to subscribe for Class A Shares up to a maximum of 25% of the issued share capital of the Issuer at the date of the 2022 General Meeting and to limit or exclude pre-emptive rights related thereto, in each case for a period of 36 months from the 2022 General Meeting (the “2022 New Designation”), (iii) vote or cause to be voted at the 2022 General Meeting (including through a voting proxy), all of the 2022 Covered Shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Second PIPE Financing, and (iv) not sell, assign or otherwise transfer any of its 2022 Covered Shares until the day following the record date for the 2022 General Meeting, except as set forth in the 2022 Shareholder Support Agreement.

The information regarding the Second PIPE Financing set forth in Item 3 above is incorporated into this Item 6 by reference, and the foregoing descriptions of the registration rights granted to Tencent Mobility (Luxembourg) pursuant to the 2022 Securities Purchase Agreement and the obligations of Tencent Mobility (Luxembourg) pursuant to the 2022 Shareholder Support Agreement are intended as summaries only and are qualified in their entirety by reference to the 2022 Securities Purchase Agreement that is filed as Exhibit 6 and the 2022 Shareholder Support Agreement that is filed as Exhibit 8 to this Schedule 13D and incorporated by reference herein.

2023 Registration Statement

Pursuant to the 2023 Securities Purchase Agreement, the Issuer has agreed to file a registration statement covering the resale of the 2023 Warrant Shares no later than 25 business days following the closing of the transactions contemplated by the 2023 Securities Purchase Agreement.

2023 Shareholder Support Letter Agreement

In connection with the Capital Raise, on May 1, 2023, Tencent Mobility (Luxembourg) and certain other shareholders of the Issuer entered into a shareholder support letter agreement with the Issuer (the “2023 Shareholder Support Agreement”). Pursuant to the 2023 Shareholder Support Agreement, each party to that agreement, including Tencent Mobility (Luxembourg), agreed (severally and not jointly) to (i) register for a general meeting of the Issuer to be held in connection with the Capital Raise and no later than May 31, 2023 (the “2023 General Meeting”) and appear at such meeting or otherwise cause its Class A Shares and any other additional Class A Shares it might acquire prior to or on the record date for the 2023 General Meeting (together, the “2023 Covered Shares”) to be counted as present or represented thereat, (ii) vote, or cause to be voted (including through a voting proxy), at the 2023 General Meeting, all 2023 Covered Shares in favor of the designation of the Board of Directors of the Issuer to (1) issue Class A Shares and grant rights to subscribe for Class A Shares up to a maximum of 30% of the issued share capital of the Issuer, (2) amend the nominal value of the Class A Shares to €0.01 per share, Class B Ordinary Shares of the Issuer to €0.03 per share and Class C Ordinary Shares of the Issuer to €0.02 per share, and (3) any other matters necessary or reasonably requested by the Issuer for consummation of the matters described in (1) and (2) (which will include a request for shareholders to authorize the Issuer to issue the 2023 Warrants to Aceville on the terms and conditions of the 2023 Securities Purchase Agreement and the 2023 Warrant Shares to Aceville and any future registered holder of the 2023 Warrants on the terms and conditions of the 2023 Securities Purchase Agreement and the 2023 Warrants (as applicable), including the issuance of the 2023 Warrant Shares in excess of the Beneficial Ownership Limitations described above for purposes of satisfying Nasdaq Rule 5635(b)), (iii) vote or cause to be voted at the 2023 General Meeting (including through a voting proxy), all of the 2023 Covered Shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Capital Raise, and (iv) not sell, assign or otherwise transfer any of its 2023 Covered Shares until the day following the record date for the 2023 General Meeting, except as set forth in the 2023 Shareholder Support Agreement.

The information regarding the Capital Raise set forth in Item 3 above is incorporated into this Item 6 by reference, and the foregoing descriptions of the registration rights granted to Aceville pursuant to the 2023 Securities Purchase Agreement and the obligations of Tencent Mobility (Luxembourg) pursuant to the 2023 Shareholder Support Agreement are intended as summaries only and are qualified in their entirety by reference to the 2023 Securities Purchase Agreement that is filed as Exhibit 9 and the 2023 Shareholder Support Agreement that is filed as Exhibit 10 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
1
Business Combination Agreement, dated as of March 30, 2021, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.1 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

2
Amendment No. 1, dated as of July 14, 2021, to Business Combination Agreement, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.2 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

3	Registration Rights Agreement (incorporated by reference to Exhibit 4.5 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
4	Form of March 2021 Subscription Agreement (incorporated by reference to Exhibit 4.6 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
5	Agreement regarding joint filing of Schedule 13D (incorporated by reference to Exhibit 5 of the Original Schedule 13D).
6
Amended and Restated Securities Purchase Agreement, dated as of November 17, 2022, by and among Lilium N.V. and the investors party thereto, including Tencent Mobility (Luxembourg) S.à r.l. (incorporated by reference to Exhibit 10.2 of the Report on Form 6-K filed by Lilium N.V. on November 22, 2022)

7	Form of Warrant to Purchase Ordinary Shares A (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K filed by Lilium N.V. on November 22, 2022).
8
Shareholder Support Letter Agreement, dated as of November 17, 2022, by and among Lilium N.V. and the shareholders party thereto, including Tencent Mobility (Luxembourg) S.à r.l (incorporated by reference to Exhibit 4.3 of the Report on Form 6-K filed by Lilium N.V. on November 22, 2022).

9
Securities Purchase Agreement, dated as of May 1, 2023, by and between Lilium N.V. and Aceville Pte. Limited (incorporated by reference to Exhibit 10.1 of the Report on Form 6-K filed by Lilium N.V. on May 2, 2023).

10
Shareholder Support Letter Agreement, dated as of May 1, 2023, by and among Lilium N.V. and the shareholders party thereto, including Tencent Mobility (Luxembourg) S.à r.l (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K filed by Lilium N.V. on May 2, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

TENCENT HOLDINGS LIMITED

By:	/s/ Yan Li
Name: Yan Li
Title: Authorized Signatory

TENCENT MOBILITY LIMITED

By:	/s/ Yan Li
Name: Yan Li
Title: Authorized Signatory

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

By:	/s/ Pan Kun
Name: Pan Kun
Title: Class A Manager